Exhibit (a)(5)(D)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ANDREW KLENCK, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
AMERICAN ITALIAN PASTA COMPANY,	)
DAVID W. ALLEN, CATHLEEN S. CURLESS,	)
TIM M. POLLAK, ROBERT J. DRUTEN,	)
JAMES A. HEETER, RONALD C.	)
KESSELMAN, JONATHAN E. BAUM, JOHN P.	)
KELLY, WILLIAM R. PETERSON, RALCORP	)
HOLDINGS, INC., and EXCELSIOR	)
ACQUISTION CO.,	)
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, by his undersigned attorneys, for his verified class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action on behalf of the public shareholders of American Italian Pasta Company (“AIPC” or the “Company”) against AIPC and its Board of Directors (the “Board” or “Individual Defendants”), to enjoin the proposed acquisition of AIPC by Ralcorp Holdings, Inc. and its wholly-owned subsidiary, Excelsior Acquisition Co. (collectively, “Ralcorp”). On or about June 21, 2010, the Board announced that it had caused AIPC to enter into a definitive agreement and plan of merger (“Merger Agreement”) to be acquired by Ralcorp in a cash transaction by means of an all-cash tender offer (the “Tender Offer”) and second-step merger with a net transaction value of approximately $1.2 billion, net of cash acquired (the

“Proposed Transaction”). The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or else be cashed out in the anticipated follow-on acquisition. The Tender Offer commenced on June 24, 2010 and is currently set to expire on July 22, 2010. A successful tender offer will be followed by a cash-out merger.
     2. In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to the plaintiff and the Class (defined herein). Furthermore, Ralcorp and the Company knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.
     3. Compounding the unfairness of the Proposed Transaction is the Individual Defendants’ attempt to obtain shareholder approval of the Proposed Transaction through materially incomplete and misleading disclosures in AIPC’s Solicitation/Recommendation Statement filed with the United States Securities and Exchange Commission (the “SEC”) on a Schedule 14D-9 on June 24, 2010 (the “Solicitation Statement”).
PARTIES
     4. Plaintiff is and has been continuously throughout all times relevant hereto the owner of AIPC common stock.
     5. Defendant AIPC is a Delaware corporation and maintains its principal executive offices at 4100 North Mulberry Street, Suite 200, Kansas City, Missouri, 64116. AIPC engages in the production and marketing of dry pasta in North America. The Company produces approximately 300 shapes and sizes of pasta products in various package configurations, such as bulk packages for institutional customers and individually-wrapped packages for retail consumers. The Company’s common stock is traded on the Nasdaq stock exchange under the ticker “AIPC.”

     6. Defendant David W. Allen (“Allen”) has been an AIPC director since 2006. According to the Company’s website, Allen is chairman of the Company’s Compensation Committee and is a member of the Enterprise Risk Management Committee.
     7. Defendant Cathleen S. Curless (“Curless”) has been an AIPC director since 2009. According to the Company’s website, Curless is a member of the Company’s Enterprise Risk Management Committee and the Governance Committee.
     8. Defendant Tim M. Pollak (“Pollak”) has been an AIPC director since 2001. According to the Company’s website, Pollak is a member of the Company’s Governance Committee.
     9. Defendant Robert J. Druten (“Druten”) has been an AIPC director since 2007. According to the Company’s website, Druten is chairman of the Company’s Audit Committee and is a member of the Compensation Committee.
     10. Defendant James A. Heeter (“Heeter”) has been an AIPC director since 2000. According to the Company’s website, Heeter is chairman of the Company’s Governance Committee and is a member of the Audit Committee.
     11. Defendant Ronald C. Kesselman (“Kesselman”) has been an AIPC director since 2006. According to the Company’s website, Kesselman is chairman of the Company’s Enterprise Risk Management Committee.
     12. Defendant Jonathan E. Baum (“Baum”) has been an AIPC director since 1994. According to the Company’s website, Baum is a member of the Company’s Compensation Committee.
     13. Defendant John P. Kelly (“Kelly”) joined the Company in 2007 as Chief Operating Officer and was named Chief Executive Officer and President and elected as a director in 2008.

     14. Defendant William R. Patterson (“Patterson”) has been an AIPC director since 1997 and was named non-executive Chairman of the Board in 2005. According to the Company’s website, Patterson is a member of the Company’s Audit Committee and the Enterprise Risk Management Committee.
     15. Defendant Ralcorp Holdings, Inc. is a Missouri corporation and maintains its principal executive offices at 800 Market Street, Suite 2900, Saint Louis, Missouri, 63101. Ralcorp Holdings, Inc. manufactures, distributes, and markets Post branded cereals and a range of store brand food products in the grocery, mass merchandise, drug, and foodservice channels.
     16. Defendant Excelsior Acquisition Co. is a Delaware corporation and is an indirect and wholly-owned subsidiary of Ralcorp Holdings, Inc. created for the sole purpose of effecting the Proposed Transaction.
     17. The defendants identified in 6-14 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of AIPC, and owe plaintiff and AIPC’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
     18. Each of the Individual Defendants at all times had the power to control and direct AIPC to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all AIPC shareholders.
     19. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS
     20. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of himself and the public shareholders of AIPC (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     21. This action is properly maintainable as a class action.
     22. The Class is so numerous that joinder of all members is impracticable. As of April 30, 2010, there were 21,755,156 shares of AIPC common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.
     23. Questions of law and fact are common to the Class, including, among others:
          a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and
          b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.
     24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     26. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     27. On May 6, 2010, AIPC issued a press release wherein it announced its second quarter and year-to-date financial results fiscal year 2010 for the period ended April 30, 2010. The Company reported strong key measurements for the second quarter of 2010. AIPC gross profits increased to 36.5% from 27.2%, operating profit grew from 17.6% to 25.3%, and income before taxes grew to 24.6% from 15.1%. The press release also stated in relevant part:
Net income for the second quarter increased $7.4 million, or 47%, to $23.2 million from an adjusted net income of $15.8 million in the comparable quarter of the prior year. Earnings per share, on a diluted basis, increased 44% to $1.05 per share from an adjusted earnings per share of $0.73 per share in the comparable prior quarter. Net income for fiscal 2010 year to date increased $11.0 million, or 33%, to $43.9 million from $32.9 million through the second quarter of fiscal 2009. Earnings per share, on a diluted basis, increased 30% to $2.00 per share year to date, from an adjusted earnings per share of $1.54 per share in the same period the year prior.
     28. Individual Defendant Kelly also reiterated AIPC’s positive growth performance. He stated, in relevant part:
Our retail focus on private label or store brand business, along with our strategic brands, contributed to strong results in the second quarter of fiscal 2010. AIPC continued to outperform the pasta category in both revenue and volume, and we are operating the business more profitably, as second quarter operating profit increased 30% from the year prior[.]
Strong performance in 2010 has allowed us to continue our aggressive debt reduction, bringing total debt outstanding to $45 million from $110 million at the end of fiscal 2009. Since the second quarter ended, we have further reduced our debt outstanding by an additional $15 million[.]
[Emphasis added].

     29. Despite its recent strong performance in the face of some of the worst economic conditions in nearly 70 years, AIPC has willingly entered into the Proposed Transaction to the detriment of its shareholders. On June 21, 2010, Ralcorp issued a press release wherein it announced the Proposed Transaction. Specifically, Ralcorp announced the Boards of Directors of both companies have unanimously approved a definitive merger agreement under which Ralcorp will acquire all of the outstanding shares of AIPC common stock for $53.00 per share in cash, or approximately $1.2 billion in the aggregate, net of cash acquired.
     30. Market reaction to the Proposed Transaction has been somewhat mixed and reinforces the notion that AIPC has accepted an offer from Ralcorp that undervalues the Company. A June 21, 2010 Bloomberg article quotes Tim Ramey, an analyst from D.A. Davidson as saying, “[t]he ‘significant’ earnings boost a buyer would get from American Italian Pasta leaves open the possibility that a rival bidder may emerge and offer a higher price[.]”
     31. Under the terms of the Merger Agreement, Ralcorp will commence the Tender Offer to acquire all of the outstanding shares of AIPC common stock for $53.00 per share in cash. The Proposed Transaction is expected to close during Ralcorp’s fourth fiscal quarter ending September 30, 2010 and is subject to customary closing conditions and regulatory approvals, as well as a majority of the outstanding shares of AIPC common stock being validly tendered and not withdrawn in the tender offer. According to the press release announcing the Proposed Transaction, Ralcorp intends to fund the transaction through a combination of cash on hand, borrowings under existing credit facilities, a bridge facility for which it has received a commitment letter or other debt or equity arrangements. Upon completion of the Proposed Transaction, AIPC will become a wholly-owned subsidiary and will operate as an independent division of Ralcorp, reporting to Kevin J. Hunt, co-chief executive officer and president of

Ralcorp, who oversees the company’s existing Snacks, Sauces and Spreads and Frozen Bakery Products businesses.
     32. To the detriment of AIPC’s shareholders, the Merger Agreement’s terms substantially favor Ralcorp and are calculated to unreasonably dissuade potential suitors from making competing offers.
     33. For example, the Individual Defendants have agreed to a “Non Solicitation” provision in Section 7.03 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of AIPC’s shareholders. Section 7.03(a) of the Merger Agreement states, in relevant part:
(a) Subject to Section 7.03(b), the Company shall not, and shall cause its Subsidiaries and its and their officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent or publicly propose to withdraw or modify in a manner adverse to Parent the Company Board Recommendation (it being understood that taking a neutral position or no position with respect to any Acquisition Proposal shall be considered an adverse modification), recommend, adopt or approve or publicly propose to recommend, adopt or approve an Acquisition Proposal, or take any action or make any statement inconsistent with the Company Board Recommendation (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to an Acquisition Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions on the Company set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company. The Company shall, and shall cause its Subsidiaries and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information. During the term of this Agreement, the Company shall not take any actions to make any state takeover statute (including any Delaware state takeover statute) or similar statute inapplicable to any Acquisition Proposal.
[Emphasis added].
     34. Section 7.03 of the Merger Agreement goes on to state that AIPC must notify Ralcorp of any proposals, offers, or any overtures of interest from other potential suitors and it must provide the identity of those potential suitors. Section 7.03(c) of the Merger Agreement states, in relevant part:
(c) The Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iii) of Section 7.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and the Company shall continue to advise Parent after taking such action of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that the Company has reason to believe may be considering making, or has made, an Acquisition Proposal, which notice shall be provided orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request (including any changes thereto). The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request (including any changes thereto) and shall promptly (but in no event later than forty-eight (48) hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal.

[Emphasis added].
     35. Furthermore, Section 7.03 of the Merger Agreement also gives Ralcorp a “match right” with respect to any potential “Superior Proposal” that is made to the Company. Section 7.03(d) of the Merger Agreement states, in relevant part:
(d) Notwithstanding the terms of Section 7.03(a), at any time prior to the Acceptance Time, the Board of Directors of the Company may make an Adverse Recommendation Change in response to a material development or a material change in circumstances that relates to the value of the Company (other than an Acquisition Proposal) that was not known to the Board of Directors of the Company nor reasonably foreseeable by the Board of Directors of the Company as of or prior to the date of this Agreement (and not relating in any way to any Acquisition Proposal), if (i) the Board of Directors of the Company determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that it must take such action to comply with its fiduciary duties under Applicable Law, (ii) the Company has notified Parent in writing, at least forty-eight (48) hours in advance of such Adverse Recommendation Change, that it is considering taking such action and specifying in reasonable detail the reasons therefore and facts underlying such determination, and (iii) during such forty-eight (48) hour period, the Company, at the request of Parent, has engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change.
[Emphasis added].
     36. Section 2.04 of the Merger Agreement grants Ralcorp an irrevocable option (the “Top-Up Option”). Section 2.04(a) states:
(a) Subject to Section 2.04(b) and Section 2.04(c), the Company grants to Merger Sub an irrevocable option, for so long as this Agreement has not been terminated pursuant to Article XI (the “Top-Up Option”), to purchase from the Company up to the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Sub at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of shares of each class of the Company capital stock then outstanding that, absent Section 253 of Delaware Law, would be entitled to vote on the Merger (the “Requisite Short-Form Merger Shares”) after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company Common Stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) or, as may be elected by Parent, on a primary basis at the Effective Time (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).
     37. In other words, even if Ralcorp acquires just 50.1% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiff and members of the putative Class. The coercive effect of the Top-Up Option is patently obvious. Unless Ralcorp gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.
     38. Further locking up control of the Company in favor of Ralcorp is Section 12.04 of the Merger Agreement which contains a “Termination Fee” of $36.3 million. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.
     39. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than Ralcorp for the Company from taking their bids directly to the Company’s owners — its shareholders — and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.
     40. The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of AIPC is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets. Indeed, at least one analyst has set a price target for AIPC of $60.00 per share.

     41. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
     42. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their AIPC common stock in the Proposed Transaction.
     43. On June 24, 2010, AIPC filed its Solicitation Statement with the SEC to solicit shareholder votes for the Proposed Transaction. As alleged below, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to AIPC’s shareholders to enable them to render an informed decision as to whether to tender their shares in the Tender Offer. This omitted information, if disclosed, would significantly alter the total mix of information available to the public holders of AIPC’s shares.
     44. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of AIPC’s financial advisor, Evercore Group L.L.C. (“Evercore”).
     45. For example, the Solicitation Statement fails to disclose completely the underlying methodologies, projections, key inputs, and multiples relied upon and observed by Evercore, the Board’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Evercore and relied upon by the Board in recommending the Proposed Transaction.
     46. In particular, the Solicitation Statement is materially misleading with respect to the Analysis of Selected Publicly Traded Companies. The Solicitation Statement fails to disclose (a) all of the criteria used by Evercore to determine which companies were considered “similar”

to AIPC; (b) the multiples observed for each company (or at least the high/median/mean/low range for each metric) in the analysis; (c) AIPC’s 2010 and 2011 revenue, 2010 and 2011 EBITDA, and 2010 and 2011 EPS used in the analysis; (d) the range of multiples applied to AIPC’s corresponding financial data for each multiple observed (e.g., Total Enterprise Value (“TEV”)/2010 revenue, TEV/2011 revenue, etc...), and the criteria used to select each range; and (e) the implied per share reference range calculated for each multiple observed.
     47. The Solicitation Statement is materially misleading with respect to the Selected Precedent Transaction Analysis used by Evercore in that it fails to disclose (a) all of the criteria used to determine which companies/transactions were considered “similar” to AIPC; and (b) the TEV/ LTM Adj. EBITDA multiples observed for each transaction (or at least the high/median/mean/low range for each multiple), as well as AIPC’s LTM EBITDA.
     48. The Solicitation Statement is materially misleading with respect to the Discounted Cash Flow Analysis used by Evercore in that it fails to disclose (a) the definition of “free cash flows” used in the analysis; (b) which years of projected free cash flows were used in the analysis, and which year constituted the terminal year; (c) the criteria used to select the terminal multiples of 5.5x to 7.5x; (d) and the criteria used to select the discount rate of 10%. The disclosures related to the Discounted Cash Flow Analysis is particularly important considering the analysis resulted in an valuation of the Company of up to $5.61, $0.96 more than the consideration being received in the Proposed Transaction.
     49. The Solicitation Statement also is materially misleading in that it fails to disclose any (let alone all) of the financial forecasts prepared by Company management and considered by the Company’s financial advisors in connection with the Proposed Transaction. Specifically, the Solicitation Statement discloses in numerous instances that Evercore relied on financial forecasts for the Company out to fiscal 2014, including in the Discounted Cash Flow (“DCF”) analyses each conducted for AIPC as a stand-alone entity. Providing this information, is especially critical here because it will allow shareholders to develop their own conclusions regarding the Company’s future cash flows, and thus its true value going forward on a discounted basis.
     50. Furthermore, the Solicitation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the Solicitation Statement fails to inform the shareholders the the services performed by Evercore in the past, including the amount of compensation received and/or expected to be received for such services; (b) whether Evercore provided any services in the past to Ralcorp; and (c) any future engagements for which Ralcorp has retained Evercore. It is material for shareholders to be informed as to any financial and economic interests Evercore or its clients have in the Proposed Transaction or in the parties involved that could be perceived as or create a conflict of interest.
     51. The Solicitation Statement fails to disclose material information concerning the events leading up to the Proposed Transaction, including the discussions and negotiations with potential partners. For example, the Solicitation Statement is materially misleading in that it fails to disclose why the Company apparently required financial advisors in addition to Evercore. For example, the Solicitation Statement provides that on May 17, 18, and 19, 2010, the AIPC Board met with “various financial advisors to AIPC, including Evercore.” Nowhere in the Solicitation Statement, however, does the Company disclose the identity of these additional financial, advisors, what services they provided, and why their advice was necessary in addition to that provided by Evercore. A reasonable shareholder would find this information material, especially if the services that these additional financial advisors performed included the rendering of any sort of fairness opinion or market canvass, which also is not disclosed to shareholders.
     52. The Solicitation Statement is materially misleading in that it fails to describe or quantify the synergies considered by Evercore, and/or the AIPC Board in approving the Merger

Agreement. This information is material to stockholders who wish to understand and confirm, among other things, the value to them of the Company being acquired by a synergistic buyer that can offer increased consideration, and whether such factors were considered by the Board under the circumstances.
     53. The Solicitation is materially misleading in that it fails to provide sufficient detail concerning the Board’s decision to enter into a Merger Agreement that contained a 3% termination fee, which is excessively high in light of the fact that the Company’s Board has decided to forego both a pre-signing market check and a post-signing go-shop period to determine whether any other potential acquirors are interested in buying the Company. This information is material to shareholders who are entitled to be informed of the Board’s efforts to maximize value on this change of control transaction, and ensure that the Board, in fact, took every effort to do so. The Solicitation Statement also is materially misleading in that it fails to disclose why the Company ultimately decided not to pursue a standalone strategy.
COUNT I
(Breach of Fiduciary Duty against the Individual Defendants)
     54. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     55. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of AIPC’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance AIPC’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of AIPC’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of AIPC; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.
     56. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.
     57. As alleged herein, defendants have initiated a process to sell AIPC that undervalues the Company and vests them with benefits that are not shared equally by AIPC’s public shareholders — a clear effort to take advantage of the temporary depression in AIPC’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of AIPC at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of AIPC’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.
     58. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.
     59. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT II
(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)
     60. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

     61. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.
     62. The Solicitation Statement fails to disclose material financial information, including financial information and information necessary to prevent the statements contained therein from being misleading.
     63. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiffs and the Class will be stripped of their ability to make an informed decision on whether to tender their shares in favor of the Proposed Transaction, and thus are damaged thereby.
     64. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT III
(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against
AIPC and Ralcorp)
     65. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     66. Defendants AIPC and Ralcorp knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, AIPC provided, and Ralcorp obtained, sensitive non-public information concerning AIPC’s operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

     67. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their AIPC shares.
     68. Plaintiff and the members of the Class have no adequate remedy at law.
     WHEREFORE, plaintiff prays for judgment and relief as follows:
     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;
     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;
     C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;
     D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;
     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and
     F. Granting such other and further relief as this Court may deem just and proper.

Dated: June 28, 2010		RIGRODSKY & LONG, P.A.
	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) 919 N. Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310 Attorneys for Plaintiff

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